SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K

                        Report of Foreign Private Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934



                                17 October, 2005


                                  BT Group plc
                 (Translation of registrant's name into English)


           BT Centre
           81 Newgate Street
           London
           EC1A 7AJ
           England

                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________



Enclosures:  1.  Director/PDMR Shareholding announcement
                 made on 15 September, 2005

             2.  Director/PDMR Shareholding announcement
                 made on 16 September, 2005

             3.  Director/PDMR Shareholding announcement
                 made on 20 September, 2005

             4.  Director/PDMR Shareholding announcement
                 made on 21 September, 2005

             5. Blocklisting Interim Review announcement made on 30 September, 2005

             6.  Directorate Change announcement
                 made on 06 October, 2005

             7.  Transaction in Own Shares announcement
                 made on 12 October, 2005

Enclosure 1

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director/ person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

BT GROUP PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(III) BOTH (I) AND (II)

Name of person discharging managerial responsibilities/director

SIR CHRISTOPHER BLAND
BEN VERWAAYEN
ANDY GREEN
HANIF LALANI
IAN LIVINGSTON
PAUL REYNOLDS

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

ILFORD TRUSTEES (JERSEY) LIMITED

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

TRANSFER OF 22,985 BT GROUP SHARES BY ILFORD TRUSTEES (JERSEY) LIMITED AS TRUSTEE OF THE BT GROUP RETENTION SHARE PLAN TO A PARTICIPANT IN THAT PLAN

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES IN BT GROUP PLC OF 5P EACH

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

ILFORD TRUSTEES (JERSEY) LIMITED

8 State the nature of the transaction

TRANSFER OF 22,985 BT GROUP SHARES BY ILFORD TRUSTEES (JERSEY) LIMITED AS TRUSTEE OF THE BT GROUP RETENTION SHARE PLAN TO A PARTICIPANT IN THAT PLAN

9. Number of shares, debentures or financial instruments relating to shares acquired

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

N/A

11. Number of shares, debentures or financial instruments relating to shares disposed

N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A

13. Price per share or value of transaction

GBP2.21

14. Date and place of transaction

15 SEPTEMBER 2005 - UK

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

N/A

16. Date issuer informed of transaction

15 SEPTEMBER 2005

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

N/A.....................

18. Period during which or date on which it can be exercised

N/A...........................

19. Total amount paid (if any) for grant of the option

N/A...........................

20. Description of shares or debentures involved (class and number)

N/A...........................

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A...........................

22. Total number of shares or debentures over which options held following notification

N/A........................

23. Any additional information

THE ABOVE NAMED PERSONS HAVE TECHNICAL INTERESTS, AS AT 1 SEPTEMBER 2005, UNDER
SCHEDULE 13 OF THE COMPANIES ACT AS FOLLOWS:

A. A TECHNICAL INTEREST, TOGETHER WITH ALL EMPLOYEES OF BT GROUP PLC, IN 24,809,976 ORDINARY SHARES HELD BY ILFORD TRUSTEES (JERSEY) LIMITED IN RESPECT OF CONTINGENT AWARDS UNDER EXECUTIVE SHARE PLANS;

B. A TECHNICAL INTEREST, TOGETHER WITH ALL EMPLOYEES OF BT GROUP PLC, IN
18,267 ORDINARY SHARES HELD IN THE NAME OF HALIFAX CORPORATE TRUSTEES LIMITED AS TRUSTEE FOR THE BT GROUP EMPLOYEE SHARE INVESTMENT PLAN.

24. Name of contact and telephone number for queries

JOHN CHALLIS - 020 7356 4086

Name and signature of duly authorised officer of issuer responsible for making notification

JOHN CHALLIS

Date of notification

15 SEPTEMBER 2005

END

Enclosure 2

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director/ person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

BT GROUP PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(III) BOTH (I) AND (II)

Name of person discharging managerial responsibilities/director

SIR CHRISTOPHER BLAND
ANDY GREEN
HANIF LALANI
PAUL REYNOLDS

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

HALIFAX CORPORATE NOMINEES LIMITED (as Trustee of the BT Group Employee Share Investment Plan).

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

REINVESTMENT OF FINAL DIVIDENDS IN FURTHER SHARES UNDER THE TERMS OF THE BT GROUP EMPLOYEE SHARE INVESTMENT PLAN.

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES IN BT GROUP PLC OF 5P EACH

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

HALIFAX CORPORATE NOMINEES LIMITED (as Trustee of the BT Group Employee Share Investment Plan).

8 State the nature of the transaction

REINVESTMENT OF FINAL DIVIDENDS IN FURTHER SHARES UNDER THE TERMS OF THE BT GROUP EMPLOYEE SHARE INVESTMENT PLAN.

9. Number of shares, debentures or financial instruments relating to shares acquired

ALL SHARES ARE HELD IN THE NAME OF HALIFAX CORPORATE TRUSTEES LIMITED:

SIR CHRISTOPHER BLAND - 11 SHARES
ANDY GREEN - 15 SHARES
PAUL REYNOLDS - 95 SHARES
HANIF LALANI - 95 SHARES

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

N/A

11. Number of shares, debentures or financial instruments relating to shares disposed

N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A

13. Price per share or value of transaction

GBP2.21

14. Date and place of transaction

15 SEPTEMBER 2005 - UK

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

SIR CHRISTOPHER BLAND
PERSONAL HOLDING: 674,250 ORDINARY SHARES
BT GROUP RETENTION SHARE PLAN: 299,753 SHARES
BT GROUP LEGACY OPTION PLAN: OPTIONS OVER 314,244 SHARES

ANDY GREEN
PERSONAL HOLDING: 152,635 ORDINARY SHARES
BT GROUP DEFERRED BONUS PLAN: 219,617 SHARES
BT GROUP INCENTIVE SHARE PLAN: 357,234 SHARES
BT GROUP GLOBAL SHARE OPTION PLAN: OPTIONS OVER 1,539,320 SHARES
BT GROUP EMPLOYEE SHARESAVE SCHEME: AN OPTION OVER 5,712 SHARES.

PAUL REYNOLDS
PERSONAL HOLDING: 97,974 ORDINARY SHARES
BT GROUP DEFERRED BONUS PLAN: 205,627 SHARES
BT GROUP INCENTIVE SHARE PLAN: 320,087 SHARES
BT GROUP GLOBAL SHARE OPTION PLAN: OPTIONS OVER 1,448,764 SHARES
BT GROUP EMPLOYEE SHARESAVE SCHEME: AN OPTION OVER 4,555 SHARES.

HANIF LALANI
PERSONAL HOLDING: 14,284 ORDINARY SHARES
BT GROUP DEFERRED BONUS PLAN: 83,692 SHARES
BT GROUP INCENTIVE SHARE PLAN: 247,855 SHARES
BT GROUP GLOBAL SHARE OPTION PLAN: OPTIONS OVER 649,851 SHARES
BT GROUP EMPLOYEE SHARESAVE SCHEME: AN OPTION OVER 5,346 SHARES.

16. Date issuer informed of transaction

15 SEPTEMBER 2005

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

N/A.....................

18. Period during which or date on which it can be exercised

N/A...........................

19. Total amount paid (if any) for grant of the option

N/A...........................

20. Description of shares or debentures involved (class and number)

N/A...........................

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A...........................

22. Total number of shares or debentures over which options held following notification

N/A........................

23. Any additional information

THE ABOVE NAMED PERSONS HAVE TECHNICAL INTERESTS, AS AT 16 SEPTEMBER 2005, UNDER
SCHEDULE 13 OF THE COMPANIES ACT AS FOLLOWS:

A. A TECHNICAL INTEREST, TOGETHER WITH ALL EMPLOYEES OF BT GROUP PLC, IN 24,809,976 ORDINARY SHARES HELD BY ILFORD TRUSTEES (JERSEY) LIMITED IN RESPECT OF CONTINGENT AWARDS UNDER EXECUTIVE SHARE PLANS;

B. A TECHNICAL INTEREST, TOGETHER WITH ALL EMPLOYEES OF BT GROUP PLC, IN 18,267 ORDINARY SHARES HELD IN THE NAME OF HALIFAX CORPORATE TRUSTEES LIMITED AS TRUSTEE FOR THE BT GROUP EMPLOYEE SHARE INVESTMENT PLAN.

24. Name of contact and telephone number for queries

JOHN CHALLIS - 020 7356 4086

Name and signature of duly authorised officer of issuer responsible for making notification

JOHN CHALLIS

Date of notification

16 SEPTEMBER 2005

END

Enclosure 3

                                  SCHEDULE 11
          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

BT Group plc

2) Name of Director

Sir Christopher Bland
Ben Verwaayen
Ian Livingston
Andy Green
Paul Reynolds
Hanif Lalani

3) Please state whether notification indicates that it is in respect of holding of the shareholder name in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest.

Directors in 2) above

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Ilford Trustees (Jersey) Limited

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

n/a

6) Please state the nature of the transaction. For PEP transactions please indicated whether general/single co PEP and if discretionary/non discretionary

Awards of shares as dividend equivalents to shares held in trust and in treasury over which the above Directors have a conditional interest under BT Group Incentive Share Plan, BT Group Retention Share Plan and BT Group Deferred Bonus Plan.

7) Number of shares/amount of stock acquired:

All shares are held in the name of Ilford Trustees (Jersey) Limited except where marked as treasury shares:

Sir Christopher Bland -
BT Group Retention Share Plan: 8,846 shares

Ben Verwaayen -
BT Group Deferred Bonus Plan: 20,570 shares
BT Group Deferred Bonus Plan: 2,905 shares - held in treasury
BT Group Incentive Share Plan: 7,460 shares
BT Group Incentive Share Plan: 9,070 shares - held in treasury

Ian Livingston -
BT Group Deferred Bonus Plan: 5,319 shares
BT Group Deferred Bonus Plan: 1,281 shares - held in treasury
BT Group Retention Share Plan: 15,085 shares
BT Group Incentive Share Plan: 4,796 shares
BT Group Incentive Share Plan: 6,803 shares - held in treasury

Andy Green -
BT Group Deferred Bonus Plan: 5,161 shares
BT Group Deferred Bonus Plan: 1,320 shares - held in treasury
BT Group Incentive Share Plan: 4,529 shares
BT Group Incentive Share Plan: 6,478 shares - held in treasury

Paul Reynolds -
BT Group Deferred Bonus Plan: 4,687 shares
BT Group Deferred Bonus Plan: 1,380 shares - held in treasury
BT Group Incentive Share Plan: 4,263 shares
BT Group Incentive Share Plan: 5,183 shares - held in treasury

Hanif Lalani -
BT Group Deferred Bonus Plan: 1,584 shares
BT Group Deferred Bonus Plan: 884 shares - held in treasury
BT Group Incentive Share Plan: 2,131 shares
BT Group Incentive Share Plan: 5,183 shares - held in treasury

8) Percentage of issued class

n/a

9) Number of shares/amount of stock disposed

n/a

10) Percentage of issued class

n/a

11) Class of security

Ordinary shares of 5p each

12) Price per share

220.25p

13)    Date of transaction

19 September 2005

14) Date Company informed

19 September 2005

14)    Total holding following this notification

Sir Christopher Bland
Personal holding: 674,250 ordinary shares
BT Group Retention Share Plan: 308,599
BT Group Legacy Option Plan: options over 314,244 shares

Ben Verwaayen
Personal holding: 951,497 ordinary shares
BT Group Deferred Bonus Plan: 818,951
BT Group Incentive Share Plan: 576,682
BT Group Global Share Option Plan: options over 3,656,458 shares

Ian Livingston
Personal holding: 313,110 ordinary shares
BT Group Deferred Bonus Plan: 230,298
BT Group Retention Share Plan: 526,254
BT Group Incentive Share Plan: 404,625
BT Group Global Share Option Plan: options over 1,629,865 shares
BT Group Employee Sharesave Scheme: an option over 7,290 shares

Andy Green
Personal holding: 152,635 ordinary shares
BT Group Deferred Bonus Plan: 226,098
BT Group Incentive Share Plan: 384,029
BT Group Global Share Option Plan: options over 1,539,320 shares
BT Group Employee Sharesave Scheme: an option over 5,712 shares.

Paul Reynolds
Personal holding: 97,974 ordinary shares
BT Group Deferred Bonus Plan: 211,694
BT Group Incentive Share Plan: 329,533
BT Group Global Share Option Plan: options over 1,448,764 shares
BT Group Employee Sharesave Scheme: an option over 4,555 shares.

Hanif Lalani
Personal holding: 14,284 ordinary shares
BT Group Deferred Bonus Plan: 86,160
BT Group Incentive Share Plan: 255,169
BT Group Global Share Option Plan: options over 649,851 shares
BT Group Employee Sharesave Scheme: an option over 5,346 shares.

16) Total percentage holding of issued class following this notification

n/a

If a director has been granted options by the company please complete the following boxes

17) Date of grant

n/a

18) Period during which or date on which exercisable

n/a

19) Total amount paid (if any) for grant of the option

n/a

20) Description of shares or debentures involved: class, number

n/a

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

n/a

22) Total number of shares or debentures over which options held following this notification

n/a

23) Any additional information

The above named Directors have a technical interest, as at 20 September 2005 under Schedule 13 of the Companies Act as follows:

   *A technical interest, together with all employees of BT Group plc in 24,809,976 Ordinary Shares held by Ilford Trustees (Jersey) Limited in respect of contingent awards under executive share plans;

   *A technical interest, together with all employees of BT Group plc in 18,267 Ordinary Shares held by the Trustee of the BT Group Employee Share Investment Plan, Halifax Corporate Trustees Limited

24) Name of contact and telephone number for queries

John Challis, 020 7356 6372

25) Name of signature or authorised company official responsible for making this notification

John Challis

Date of Notification: 20 September 2005
Ends

Enclosure 4

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director /person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

BT GROUP PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(III) BOTH (I) AND (II)

Name of person discharging managerial responsibilities/director

SIR CHRISTOPHER BLAND
BEN VERWAAYEN
ANDY GREEN
HANIF LALANI
IAN LIVINGSTON
PAUL REYNOLDS

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

HALIFAX CORPORATE TRUSTEES LIMITED

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

MOVEMENT OF 1,029 BT GROUP SHARES BY HALIFAX CORPORATE TRUSTEES LIMITED (AS TRUSTEE OF THE BT GROUP EMPLOYEE SHARE INVESTMENT PLAN) FROM THE UNALLOCATED POOL TO INDIVIDUAL AWARDS MADE TO ELIGIBLE INDIVIDUALS.

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES IN BT GROUP PLC OF 5P EACH

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

HALIFAX CORPORATE TRUSTEES LIMITED

8 State the nature of the transaction

MOVEMENT OF 1,029 BT GROUP SHARES BY HALIFAX CORPORATE TRUSTEES LIMITED (AS TRUSTEE OF THE BT GROUP EMPLOYEE SHARE INVESTMENT PLAN) FROM THE UNALLOCATED POOL TO INDIVIDUAL AWARDS MADE TO ELIGIBLE INDIVIDUALS.

9. Number of shares, debentures or financial instruments relating to shares acquired

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

N/A

11. Number of shares, debentures or financial instruments relating to shares disposed

N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A

13. Price per share or value of transaction

N/A

14. Date and place of transaction

19.09.05 - UK

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

16. Date issuer informed of transaction

21.09.05

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

N/A.....................

18. Period during which or date on which it can be exercised

N/A...........................

19. Total amount paid (if any) for grant of the option

N/A...........................

20. Description of shares or debentures involved (class and number)

N/A...........................

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A...........................

22. Total number of shares or debentures over which options held following notification

N/A........................

23. Any additional information

THE ABOVE NAMED PERSONS HAVE TECHNICAL INTERESTS, AS AT 21 SEPTEMBER 2005 UNDER
SCHEDULE 13 OF THE COMPANIES ACT AS FOLLOWS:

A. A TECHNICAL INTEREST, TOGETHER WITH ALL EMPLOYEES OF BT GROUP PLC IN 24,809,976 ORDINARY SHARES HELD BY ILFORD TRUSTEES (JERSEY) LIMITED IN RESPECT OF CONTINGENT AWARDS UNDER EXECUTIVE SHARE PLANS;

B. A TECHNICAL INTEREST, TOGETHER WITH ALL EMPLOYEES OF BT GROUP PLC, IN 17,238 ORDINARY SHARES HELD IN THE NAME OF HALIFAX CORPORATE TRUSTEES LIMITED AS TRUSTEE FOR BT GROUP EMPLOYEE SHARE INVESTMENT PLAN.

24. Name of contact and telephone number for queries

JOHN CHALLIS - 020 7356 6143

Name and signature of duly authorised officer of issuer responsible for making notification

JOHN CHALLIS

Date of notification

21.09.05

END

Enclosure 5

                                   SCHEDULE 5

                        BLOCKLISTING SIX MONTHLY RETURN

1. Name of company: BT Group plc

2. Name of scheme:

a. BT Group executive option plans
b. BT Group employee savings related share schemes

3. Period of return:

From: 01 April 2005
To: 30 September 2005

4. Number and class of shares(s) not issued under scheme

a. 23,210,689 Ordinary shares of 5p each

b. 2,368,707 Ordinary shares of 5p each

5. Number of shares issued/allotted under scheme during period

a. 613,989 Ordinary shares of 5p each

b. nil

6. Balance under scheme not yet issued/allotted at end of period

a. 22,596,700 Ordinary shares of 5p each

b. 2,368,707 Ordinary shares of 5p each

7. Number and class of share(s) (amount of stock/debt securities) originally listed and the date of admission

a. 23,953,179 Ordinary Shares of 5p each listed between 19/12/01 and 22/03/02

b. 2,443,299 Ordinary Shares of 5p each listed between 05/02/02 and 11/02/02.

Please confirm total number of shares in issue at the end of the period in order for us to update our records

8,453,799,363 (excluding treasury shares)

Contact for queries:

Name: Graeme Wheatley

Address: pp A9D, BT Centre, 81 Newgate St, EC1A 7AJ

Telephone: 020 7356 6372

Date of Notification: 30 September 2005

Ends

Enclosure 6

                     Notification under Listing Rule 9.6.14
       Details of an additional directorship held by a current director.

1. Mr Clayton Brendish is currently a non-executive Director on the Board of BT Group plc;

2. On 4 October 2005, Mr Brendish was appointed to the Board of Anite Group plc as non-executive chairman.



Contact for queries:
Name: Graeme Wheatley
Address: pp A9D, BT Centre, 81 Newgate St, EC1A 7AJ
Telephone: 020 7356 6372
Date of Notification: Thursday 6 October 2005



                                   -: Ends :-

Enclosure 7

Wednesday 12 October 2005

                                  BT GROUP PLC

                           TRANSACTION IN OWN SHARES

BT Group plc announces that it has today transferred to participants in its employees share schemes 564,283 ordinary shares at a price of 199.50 pence per share. The transferred shares were all formerly held as treasury shares.

Following the above transfer, BT Group plc holds 187,360,493 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 8,447,902,084.

                                  --: ends :--



Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


BT Group PLC
(Registrant)


By: /s/ Patricia Day
--------------------
Patricia Day, Assistant Secretary.


Date 17 October, 2005